

April 10, 2024

Ismini Panagiotidi
Chief Executive Officer
Icon Energy Corp.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece

> **Re: Icon Energy Corp.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted April 1, 2024**
> **CIK No. 0001995574**

Dear Ismini Panagiotidi:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 8, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Description of Capital Stock, page 79

1. Please revise to disclose provisions set forth in your amended and restated articles of incorporation regarding business combinations with interested shareholders. In addition, we note your disclosure that your amended and restated articles of incorporation and your amended and restated bylaws provide that, unless otherwise prescribed by law, only a majority of your Board or the chairman of your Board may call special meetings of your shareholders. However, this does not appear to be consistent with Section 5.3 of your form of amended and restated articles of incorporation filed as Exhibit 3.1. Please revise.

2.   We note your disclosure regarding the exclusive forum provision set forth in your amended and restated articles of incorporation, including your disclosure that your amended and restated articles of incorporation provide that, unless you consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if such court does not have jurisdiction over such claim, any other federal district court of the United States) shall be the sole and exclusive forum for claims that would be subject to federal or state jurisdiction pursuant to the Securities Act or Exchange Act, as applicable. We also note that the federal forum selection provision in Section 7.2 of your form of amended and restated articles of incorporation filed as Exhibit 3.1 selects the United States District Court for the Southern District of New York (or if such court does not have jurisdiction over such claim, any other federal district court of the United States) "after giving effect to Section 7.1," which selects the High Court of the Republic of the Marshall Islands for certain claims. Please revise your prospectus disclosure to clarify whether your exclusive forum provision selects the United States District Court for the Southern District of New York (or if such court does not have jurisdiction over such claim, any other federal district court of the United States) for actions arising under the Securities Act or the Exchange Act. In addition, please ensure that your exclusive forum provision in your amended and restated articles of incorporation is consistent with such revised disclosure.

Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Filana Silberberg